

August 5, 2014

<u>Via E-mail</u>
Mr. Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Corporation
Suite 2100, 222 Third Avenue S.W.
Calgary, Alberta Canada T2P 0B4

  Re: Pengrowth Energy Corporation
     Form 40-F for Fiscal Year ended December 31, 2013
     Filed March 3, 2014
     File No. 001-31253

Dear Mr. Webster:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year ended December 31, 2013</u>

<u>Exhibit 99.4</u>

1. Please revise the tabular disclosure of your net proved developed and undeveloped reserves after royalties to present the net quantities of your crude oil, natural gas liquids ("NGLs") and bitumen reserves as separate amounts. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-4.

2. Please expand your disclosure to provide an appropriate explanation of the significant changes as they relate to the line item entries in the reconciliation of your proved reserves for the periods ending December 31, 2012 and 2013. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-5.

3.   Please expand your disclosure to provide the net quantities of your proved undeveloped reserves for each of the periods presented. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-4.

4.   We note that you present your future production and development costs as a single line item entry in table that sets forth the standardized measure of discounted future net cash flows. FASB ASC paragraph 932-235-50-31(b) requires that "if estimated development expenditures are significant, they shall be presented separately from estimated production costs." Please advise or revise your aggregated presentation of these costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director